Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 13, 2013 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and six months ended September 30, 2013. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended September 30, 2013 and 2012, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz® pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 252 issued patents worldwide, including 48 issued U.S. patents, and in excess of 445 additional patent applications, 84 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

Peazazz®

In July 2013, Burcon launched Peazazz® pea protein at this year’s Institute of Food Technologists (“IFT”) Annual Meeting and Food Expo held in Chicago, Illinois. Visitors to Burcon’s booth were able to experience first-hand Peazazz®’s uniquely clean flavor characteristics and excellent solubility that allow its use in both low and neutral pH beverages as well as in a variety of other food and beverage product applications. Burcon demonstrated two products that highlight Peazazz®’s qualities and versatility:

Peach Mango Rhythm – made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250 ml serving; and

Vanilla Jazz – a neutral pH milk-style beverage with a faint hint of vanilla flavoring, made with five grams of Peazazz® pea protein per 250 ml serving.

Peazazz® was well-received by food and beverage manufacturers who expressed strong interest in pursuing further discussions about Peazazz®, ranging from food and beverage makers looking to incorporate Peazazz® into their products, to potential manufacturing and marketing partners wanting to take advantage of the competitive advantages Peazazz presents.

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz® can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

In June 2013, Burcon announced the completion of construction of the Peazazz® semi-works plant. The semi-works plant, located in Winnipeg, Manitoba, was built with commercial-scale equipment in order to produce the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation. Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately shortens time-to-market and reduces risk. Peazazz® produced from multiple, non-consecutive production batches will demonstrate how Peazazz® can be reliably and consistently produced.

Early in the second quarter, the Company’s engineers completed the start-up phase of the new facility, and continue to optimize its production processes. Following IFT, Burcon entered into a number of material transfer agreements (“MTAs”) with potential partners and customers interested in Peazazz®. The list includes major food and beverage makers, industry suppliers, and potential manufacturing and sales partners. The Winnipeg Technical Centre (“WTC”) produced and shipped samples from the semi-works plant to these customers. The Company is considering a number of options for commercializing Peazazz®, including building full-scale production facilities through a variety of partnership structures.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving. Recently, ADM also introduced CLARISOY 120, a powdered version that may be used in acidic beverages. During the quarter, the WTC continued to carry out work when requested by ADM to gather information in support of the Semi-works Production Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY. During the three and six months ended September 30, 2013, Burcon recorded royalty revenues of $23,458 and $47,358, respectively, (2012 - $nil and $nil) comprised primarily of initial license fee payments recognized as royalty revenue.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Puratein®, Supertein™ and Nutratein®

As the focus of this quarter’s activity was primarily on the operation of the Peazazz® semi-works plant, limited work was conducted on canola products.

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the first quarter, Burcon filed a new patent application, received three US patent grants / allowances and continued the maintenance and prosecution of its patent applications. During the second quarter, Burcon received six US patent grants / allowances.

Burcon now holds 48 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 84 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 252 issued patents covering inventions that include the 48 granted U.S. patents. Currently, Burcon has over 445 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

RESULTS OF OPERATIONS

As at September 30, 2013, Burcon has not yet generated any significant revenues from its technology. For the three and six months ended September 30, 2013 the Company recorded a loss of $1,603,640 ($0.051 per share) and $3,184,470 ($0.101 per share), respectively, as compared to $1,351,787 ($0.045 per share) and $2,388,765 ($0.080 per share) during the same periods last year. Included in the loss amounts is $170,050 (2012 - $12,306) of stock-based compensation (non-cash) costs, amortization of deferred revenue of $46,916 (2012 - $nil), amortization of deferred development costs of $266,812 (2012 - $133,406), and amortization of property and equipment of $74,268 (2012 - $64,909). The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Professional fees	586	356	1,119	623
Salaries and benefits	250	251	539	531
Investor relations	81	56	169	141
Office supplies and services	56	37	88	76
Travel and meals	49	32	63	53
Other	22	30	66	72
Management fees	11	12	20	22
Amortization of property and equipment	1	1	2	2
	1,056	775	2,066	1,520

Professional fees
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Regulatory and intellectual property	555	318	1,001	555
Legal, audit and consulting	31	38	118	68
	586	356	1,119	623

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Our patent costs have steadily been increasing over the past three quarters, from $361,000 in the fourth quarter of fiscal 2013, to $442,000 in the first quarter and $551,000 in the second quarter of this year. Our patent portfolio has been steadily growing with patent

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

applications for Peazazz® and other new inventions. Since the beginning of the fiscal year, our patent portfolio has grown by over 60 patents around the world. Activity levels for the CLARISOY™ portfolio has also increased significantly as we progress through the patenting application process. From inception, Burcon has expended approximately $9.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

During the quarter ended June 30, 2012, Burcon capitalized about $132,000 of CLARISOY™-related patent costs to deferred development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months.

In an effort to conserve its cash resources, Burcon will abandon certain non-core canola patents that it deems to be unessential for the purposes of achieving its strategic objectives in non-US countries.

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $44,000 and $86,000 (2012 –$5,000 and $12,000) for the three and six months ended September 30, 2013, respectively.

The cash portion of salaries and benefits decreased by about $39,000 and $66,000 for the three and six months ended September 30, 2013, respectively, over the same periods last year. Of the decrease for the three and six month ended September 30, 2013, about $28,000 and $56,000 are attributed to the termination of two staff members, and $12,000 in employer payroll contributions paid during the second quarter of last year as a result of employee option exercises.

Investor relations

Included in investors relations expenses for the three and six months ended September 30, 2013 is stock-based compensation expense of about $3,000 and $15,000, respectively, for options granted to a U.S. investor relations firm that was retained during the fourth quarter of last year. The cash portion of investor relations expenses increased by about $22,000 and $14,000 for the three and six months ended September 30, 2013 over the same periods last year. The three-month increase is attributed to an increase in U.S. investor relations consultant fees of about $15,000, an increase in news releases of $9,000, as well as travel costs of $6,000, offset by a decrease in annual report expenses of about $8,000 as Burcon did not publish an annual report for 2013. Similarly, the six-month increase is attributable to an increase in investor and public relations consultant fees of about $5,000, an increase in news releases of $19,000, and website costs of $6,000 for the production of product videos, offset by a decrease in annual report expenses of $14,000 and $2,000 in advertising costs.

The increase in office supplies and services expenses for the three and six month periods over the same periods last year is due almost entirely to the about $11,000 of expenses incurred related to

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

our booth this year at IFT. The balance of the increase is due to an increase in directors and officers insurance premiums. Similarly, travel and meals expenditures also increased due to the IFT Expo.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	304	267	628	485
Amortization of deferred development costs	133	133	267	133
Laboratory operation	63	102	150	150
Amortization of property and equipment	45	35	73	63
Rent	21	20	43	37
Analyses and testing	19	19	36	29
Travel and meals	4	12	10	12
	589	588	1,207	909

During the quarter ended June 30, 2012, Burcon capitalized about $123,000 of CLARISOY™ development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has amortized a total of $667,030 of CLARISOY-related expenditures, of which $133,406 and $266,812 were amortized during the three and six months ended September 30, 2013, respectively.

A significant portion of R&D expenses is comprised of salaries and benefits. Before taking into account the salaries and benefits that were deferred in the first quarter of last year, there was no significant change in salaries and benefits for the three and six months ended September 30, 2013, except for stock-based compensation expense of about $36,000 and $69,000 recorded in the current three and six month periods.

Laboratory operation expenses this quarter decreased by about $39,000 over the comparative quarter due to higher repair and maintenance costs in the second quarter of last year from major equipment overhaul and repairs. The six-month period expenditures decreased by $14,000 (before capitalization to deferred development costs) due to lower levels of repairs and maintenance costs, offset by an increase in equipment rental expenditures.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at September 30, 2013, the Company had not earned significant revenues from its technology, had

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

an accumulated deficit of $61,623,889 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At September 30, 2013, the Company had cash and cash equivalents of $1.9 million and short-term investments of $2.1 million that management estimates are sufficient to fund its operations through April 2014. Burcon will need additional capital to meet its business objectives; however, there can be no assurance that additional financing will be available at acceptable terms, if at all.

During the three and six months ended September 30, 2013, Burcon recorded approximately $23,000 and $47,000 in royalty revenues, respectively, almost entirely from the recognition of previously deferred initial license fees received. However, due to the nature and size of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the Soy Agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the six months ended September 30, 2013, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $2.7 million and, as compared to $2.2 million in the comparative period. Including the development expenditures and initial license fees that were deferred in the comparative period, cash used in operations increased by about $420,000. As noted above, the increase in patent-related activities accounted for $446,000 of the increase, as did an increase in IFT-related expenses (including travel) of $30,000 and an increase in legal, audit and consulting fees of $50,000, an increase in investor relations expenditures of about $14,000, offset by a decrease of $66,000 from a reduction in staff, a decrease in R&D travel costs of about $25,000, as well as a decrease of $15,000 in laboratory operation costs and $14,000 in travel costs and filing fees.

At September 30, 2013, Burcon’s working capital was approximately $3.5 million (March 31, 2013 - $6.4 million). As at the September 30, 2013, Burcon had not committed to any significant capital expenditures. However, Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $900,000 in patent legal fees and disbursements for the balance of fiscal 2014. We expect three more patents applications that will enter National Phase during fiscal 2014 and also patents that will likely be granted in Europe that will require registration in designated European countries.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least April 2014, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with three Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at three Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% and 1.17% per annum, respectively (2012 –1.15% and 1.15%) and the weighted average interest rate earned on short-term investments was 1.45% and 1.45% per annum, respectively (2012 – 1.56% and 1.56%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2013 is estimated to be a $19,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at September 30, 2013 was $617,638, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

OUTSTANDING SHARE DATA

As at September 30, 2013 and the date of this MD&A, Burcon had 31,624,693 common shares and 1,882,000 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.31 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	September 30,		March 31,	December 31,
	2013	June 30, 2013	2013	2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	42	46	50	26
Loss for the period	(1,604)	(1,581)	(1,403)	(1,754)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.04)	(0.06)

		Three months ended
	September 30,		March 31,	December 31,
	2012	June 30, 2012	2012	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	11	29	29	32
Loss for the period	(1,352)	(1,037)	(1,089)	(1,897)
Basic and diliuted loss per share	(0.05)	(0.04)	(0.04)	(0.06)

Included in the loss of the first two quarters of this year is about $87,000 and $83,000 of stock-based compensation expense, respectively. Similarly, included in the four quarters of fiscal 2013 are about $7,000, 5,000, $534,000 and $92,000 of stock-based compensation expense, respectively. Included in the last two quarters of fiscal 2012 are about $784,000 and $13,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarter of fiscal 2013 and the third quarter of fiscal 2012 relates to the recognition of options granted in those quarters that had vested immediately.

Included in the loss of each of the first and second quarters is about $133,000 of amortization of deferred development costs. Similarly, included in each of the last three quarters of fiscal 2013 are $133,000 of amortization of deferred development costs.

In the third quarter of fiscal 2012 Burcon incurred about $110,000 in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

were capitalized to deferred development costs. These expenditures reached historical highs, in the first and second quarters of this year of $442,000 and $551,000, respectively, due to reasons as noted above. Patent legal fees and expenses were comparatively lower during the four quarters of fiscal 2013, due to only one patent having entered national phase during each quarter. In addition, starting the third quarter of fiscal 2013, Burcon started to defer annuity payments of non-core patents. Some of these previously deferred payments came due in the first and second quarters of this year, which contributed partly to the higher expenditure levels.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and six months ended September 30, 2013 is $15,791 and $31,581, respectively (2012 - $15,791 and $31,581) for office space rental, services, and equipment rental.

For the three and six months ended September 30, 2013, included in general and administrative expenses (management fees) is $10,826 and $19,489, respectively (2012 - $11,344 and $20,854) for services provided. At September 30, 2013, $2,460 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2013, included in interest and other income are $3,594 and $6,991, respectively (2012 - $2,174 and $9,507) for management services provided by the Company. At September 30, 2013, $1,250 (March 31, 2013 - $531) of this amount is included in amounts receivable.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 11, Joint Arrangements. The adoption did not impact the Company as it does not have any joint arrangements at this time.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the condensed consolidated interim statements of operations and comprehensive loss, as the Company currently does not have any transactions to recognize within other comprehensive income.

  The Company has adopted amended IAS 19, Employee Benefits. The adoption did not impact the Company as it does not have any defined benefit plans.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended September 30, 2013 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2013 and 2012

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2013 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its pea, soy and canola proteins.

Pea

Burcon will continue to provide samples to customers or potential partners who have shown an interest in Peazazz®. Burcon will also continue to further its discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz® . Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon is working with companies who have signed MTAs to explore the potential use of Nutratein® as a full or partial replacement to costly whey protein. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.